

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Mr. Robert F. Doman
President and Chief Executive Officer
Dusa Pharmaceuticals, Inc.
25 Upton Drive
Wilmington, MA 01887

Re: **Dusa Pharmaceuticals, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 4, 2010
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed April 27, 2010
File No. 001-31533

Dear Mr. Doman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director